SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS NTR Metals, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 6,048,938*
	9	SOLE DISPOSITIVE POWER 4,201,000*
	10	SHARED DISPOSITIVE POWER 1,847,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,048,938*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and Dr. L. S. Smith (“Dr. Smith”), the Reporting Person may be deemed to be the beneficial owner of 6,048,938 common shares. However, the Reporting Person expressly disclaims beneficial ownership over 1,847,938 common shares beneficially owned by Dr. Smith. See Item 5 for additional information. Percentage of class based on 9,986,065 common shares outstanding at May 5, 2011.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”) as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229. Except as specifically amended by this Schedule 13D/A and the Schedule 13D/A filed on April 18, 2011, the original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety to read as follows:

The Reporting Person has executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”), as more fully described in Item 6 below, and the group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 6,048,938 Common Shares, which represents 60.6% of the Common Shares. However, the Reporting Person disclaims any beneficial ownership in any securities that may be beneficially owned by Dr. Smith. In addition, Dr. Smith has executed an Agreement To Execute Smith Irrevocable Proxy in favor of the Reporting Person, as more fully described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person made an initial investment in the Common Shares on May 25, 2010 (the “Initial Investment”) for the purpose of making a significant investment in the Issuer. In connection with the Initial Investment, the Reporting Person entered into (a) the NTR Irrevocable Proxy, as more fully described in Item 6 below, pursuant to which the Reporting Person granted an irrevocable proxy to Dr. Smith to vote all of its Common Shares until May 25, 2014 unless earlier terminated, and (b) the Lock-Up Agreement, as more fully described in Item 6 below, pursuant to which the Reporting Person agreed, subject to certain limited exceptions, not to sell or transfer the Common Shares until May 25, 2011. As a result, the Reporting Person will generally be unable to vote its Common Shares until May 25, 2014 or until the Reporting Person fully exercises the Option Contract (as defined) described below. These arrangements were consistent with the Reporting Person’s initial purpose to hold all of its Common Shares as an investment.

In connection with the closing of the transactions contemplated by the Closing Agreement, the Reporting Person entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between the Reporting Person and Dr. Smith, as more fully described in Item 6. Pursuant to the Option Contract, the Reporting Person obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014 as provided therein. On June 10, 2011, Dr. Smith and the Reporting Person entered into an option exercise agreement (the “Exercise Agreement”), which amended the terms of the Option Contract from June 10, 2011 to July 15, 2011 (the “Modified Exercise Period”) to allow the Reporting Person to exercise the Option Contract in increments of 100,000 shares. In connection with entering into the Exercise Agreement, the parties to the Exercise Agreement entered into an escrow agreement with K & L Gates LLP, as escrow agent, pursuant to which Dr. Smith will deposit the option shares and the Reporting Person will deposit any funds necessary to satisfy the exercise price with respect to any exercised options. After the termination of the Exercise Agreement, the Reporting Person will be subject to the terms of the original Option Contract, which only permitted the Reporting Person to exercise the option in its entirety. The number of shares subject to the Option Contract, however, will be reduced by the number of options exercised during the Modified Exercise Period. Following the Modified Exercise Period, Dr. Smith will cancel the Option Contract and deliver to the Reporting Person an amended Option Contract providing the Reporting Person the option to purchase the reduced number of Common Shares upon the same terms (except for the revised number of shares) as the Option Contract. The exercise price of the option from Dr. Smith is just below the current market price of the Common Shares. The Reporting Person has notified DGSE’s Chairman of its intention, subject to negotiation of final terms, to exercise its option. The exercise of the option, combined with the Smith Irrevocable Proxy Agreement described below, would result in the Reporting Person obtaining effective voting control of the Issuer. Also, Dr. Smith executed an Agreement To

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 8 Pages

Execute Smith Irrevocable Proxy (the “Smith Irrevocable Proxy Agreement”), dated as of May 25, 2010, in favor of the Reporting Person, as more fully described in Item 6 below. Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) will execute an irrevocable proxy in favor of the Reporting Person to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith is entitled to vote upon (a) the Reporting Person’s full exercise of the Option Contract or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement.

Following the Initial Investment, the Reporting Person has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Person intends to continuously review its investment in the Issuer, including its rights under the Option Contract and possible additional acquisitions of Common Shares, and may in the future change its present course of action.

The Reporting Person, from time to time, engages in commercial transactions with the Issuer in the regular course of business. Following the completion of the transactions described herein, the Reporting Person expects to continue to engage in such commercial transactions. The Reporting Person and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business.

Except as noted above, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) On May 27, 2011, the Reporting Person acquired 125,000 Common Shares of the Issuer in the open market at a price of $4.09 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety to read as follows:

Pursuant to the Partial Assignment Agreement, the Reporting Person was assigned the Issuer’s right to purchase 3,000,000 Common Shares for $3,600,000 under the Purchase and Sale Agreement, dated as of January 27, 2010, by and between the Issuer and Ralph S. Janvey, in his capacity as the court-appointed Receiver for Stanford International Bank, Ltd., as amended on March 24, 2010.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 8 Pages

The Closing Agreement sets forth certain representations and warranties, agreements and closing conditions relating to the Reporting Person’s purchase of the Common Shares pursuant to the Partial Assignment Agreement.

Pursuant to the NTR Irrevocable Proxy, the Reporting Person appointed Dr. Smith as its irrevocable proxy to vote its Common Shares with respect to any matter regarding the Issuer on which the Reporting Person may be entitled to vote. The proxy expires on May 25, 2014 unless earlier terminated as a result of (a) the Reporting Person’s full exercise of its option to purchase Common Shares set forth in the Option Contract or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition.

The Lock-Up Agreement was entered into as of May 25, 2010 between the Issuer and the Reporting Person. Under the Lock-Up Agreement, the Reporting Person agreed subject to certain limited exceptions, not to sell or transfer its Common Shares until May 25, 2011.

Pursuant to the Option Contract, Dr. Smith granted the Reporting Person an option to purchase 1,000,000 Common Shares owned by Dr. Smith. During the first two years after the execution of the Option Contract, the exercise price will be $6.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. During the third and fourth years after the execution of the Option Contract, the exercise price will be $10.00 per share and the release of Dr. Smith’s guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A. The option expires on the fourth anniversary of the execution of the Option Contract if the option is not exercised by such date.

Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) agrees to appoint the Reporting Person as Dr. Smith’s irrevocable proxy to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith may be entitled to vote upon (a) the Reporting Person’s exercise of the option specified above or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement.

Pursuant to the Exercise Agreement, notwithstanding the terms of the Option Contract, the Reporting Person may exercise the Option Contract in increments of 100,000 shares during the Modified Exercise Period ending July 15, 2011. Upon the expiration of the Modified Exercise Period, the number of shares subject to the Option Contract will be reduced by the number of options exercised during such period.

Pursuant to the Escrow Agreement, K&L Gates LLP will serve as escrow agent. Dr. L.S. Smith will deposit the option shares under the Option Contract in escrow during the Modified Exercise Period and the Reporting Person will deposit any funds necessary to satisfy the exercise price with respect to any exercised options under the Option Contract, as amended by the Exercise Agreement.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Smith Irrevocable Proxy Agreement, the Exercise Agreement and the Escrow Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Smith Irrevocable Proxy Agreement, the Exercise Agreement and the Escrow Agreement are qualified in their entirety by reference to the actual text of such documents.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 8 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP